 SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

   Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of
1934

March 24, 2009

Commission File Number 001-14978

SMITH & NEPHEW plc
 (Registrant's name)

15 Adam Street
London, England WC2N 6LA
(Address of registrant's principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

   Form 20-F  X                   Form 40-F
    ---                                   ---

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

Yes                            No  X
---                               ---

      [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

Yes                            No  X
---                              ---

     [Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the
 Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of
1934.]

                  Yes                            No  X
                        ---                               ---

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                         Smith & Nephew Plc
                                                 (Registrant)

Date: March 24, 2009

                                                                       By:   /s/ Paul Chambers
                                                        -----------------
                                                 Paul Chambers
                                                 Company Secretary

RIS Announcement -Award grant

Smith & Nephew Plc ("the Company")
Employee Share Plans - Announcement of transaction in ordinary shares of US$0.20 each and American Depository Shares (ADSs) representing five ordinary shares of US$0.20 each.

The Company announces that on 23 March 2009 it was notified that, on 20 March 2009, conditional awards  were  made under the Company's Deferred Bonus Plan to persons discharging managerial responsibility ("PDMR") as detailed in the table below. No consideration is payable for the awards.

Name	PDMR	Number of shares subject to award
David Illingworth	Chief Executive	51,658 ordinary shares
Adrian Hennah	Chief Financial Officer	37,119 ordinary shares
Michael Frazzette	PDMR	2,860 ADSs
Elizabeth Bolgiano	PDMR	2,175 ADSs
John Campo	PDMR	2,387 ADSs
Gordon Howe	PDMR	1,963 ADSs
Joseph DeVivo	PDMR	2,933 ADSs

Notes:

1.	The shares will normally vest, subject to continued employment, in equal annual tranches over three years following the award date.

2.	The transaction took place in London, UK

3.	This announcement is made following notifications under Disclosure Rule 3.1.2.

Contact:

Gemma Parsons
Assistant Company Secretary

Telephone: 020 7401 7646